Exhibit (d)(6)

CHRISTOPHER H. COLE

May 27, 2011

Marc T. Nemer

4761 E. Marston Dr.

Paradise Valley, AZ 85253

Dear Marc,

I am very pleased to appoint you to the position of Chief Executive Officer of the firm effective June 1, 2011.

Attached is your amended Long Term Incentive Compensation plan (LTIC) together with documents that will effectively terminate the existing LTIC plan for Tom and Kirk, leaving you as the sole participant going forward. Any and all other participation plans will be treated as a cost of doing business and be deducted from each of our positions on a prorated basis.

I have increased the participation to 20% (from 5%) and so going forward, your participation will be at the 20% level in both the equity value of the company and the net income available for distribution.

Also, effective upon signing, your draw will increase from $1,000,000 to $2,000,000 annually. I would anticipate withdrawing net income proceeds on a prorated basis after setting aside the amount of net income to be retained by the company.

I look forward to working together to continue to grow the company.

Sincerely,	2575 East Camelback Road Suite 500 Phoenix, AZ 85016 P: 602.778.8709 F: 602.778.8796 ccole@colecapital.com www.ColeCapital.com
/s/ Christopher H. Cole

Christopher H. Cole